UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 19, 2020

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 19, 2020, MogulREIT I, LLC issued an investor communication relating to the quarter ended June 30, 2020. The text of the investor communication is set forth below.

Q2 2020*

MOGULREIT I

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$216,350,000
	NUMBER OF INVESTMENTS	11
	WEIGHTED AVERAGE INVESTMENT TERM	66 Months
MogulREIT I is a public, non-traded REIT, focused on providing	DISTRIBUTION FREQUENCY	Monthly
monthly income to investors through debt and equity	TAX REPORTING FORM	1099-DIV
investments in a diversified pool of commercial real estate	CONSECUTIVE DISTRIBUTIONS[2]	45 Months
property types including multifamily, retail, office, and industrial.

KEY OBJECTIVES

● To pay attractive and consistent cash distributions; and

● To preserve, protect, increase, and return your capital contribution.

*All data as June 30, 2020 unless otherwise specified.

1 Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co., Realty Mogul Commercial Capital, Co. or MogulREIT I, as applicable as of August 15, 2020.

2 This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

3 Based on the then current outstanding investment amount as of August 15, 2020.

2

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE[4]	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2016	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$9.70	8.00%	8.25%

4 All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above. Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

3

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2019	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	4/30	4/1 – 4/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	5/31	5/1 – 5/31	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	6/30	6/1 – 6/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	7/31	7/1 – 7/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
2020	1/31	1/1 – 1/31	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	2/29	2/1 – 2/29	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	4/30	4/1 – 4/30	$10.00(1)	$0.0015491803	$9.45	6.00%(1)	6.00%
	5/31	5/1 – 5/31	$9.45	$0.0015491803	$9.45	6.00%	6.00%
	6/30	6/1 – 6/30	$9.45	$0.0015491803	$9.45	6.00%	6.00%

(1) This distribution equates to approximately 6.0% on an annualized basis assuming a $9.45 per share net asset value, and approximately 5.7% on an annualized basis assuming a $10.00 per share purchase price.

4

INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the second quarter of 2020 equated to approximately 6.0% on an annualized basis based upon Net Asset Value as of 6/30/2020.**

PORTFOLIO OVERVIEW††

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL PRINCIPAL ACQUIRED	BALANCE AS OF 6/30/20	INTEREST RATE AS OF 6/30/20
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$658,030	10.00%
Highland Place	Centennial, CO	3/22/17	Office	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	11.75%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
Portland Office‡‡	Portland, OR	11/27/18	Office	Bridge Loan	$3,950,000	$3,950,000	8.50%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	Joint Venture	$4,748,228	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	Joint Venture	$9,177,966	$9,177,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	Joint Venture	$7,000,000	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	Joint Venture	$17,073,848	$17,073,848	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	Joint Venture	$2,926,477	$2,926,477	N/A
NV Energy NNN	Las Vegas, NV	7/9/20	Office	Joint Venture	$6,000,000	$6,000,000	N/A
					$59,626,519	$58,284,549

** The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

†† All data as August 15, 2020 unless otherwise specified. All assets are performing and paid current as of August 15, 2020 unless otherwise indicated.

‡‡ As of April 11, 2020, the Portland Office loan is in technical default.

5

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 6/30/20): $658,030

Purpose of Investment: The borrower used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Investment Type: Preferred Equity

Date Added to REIT: 8/19/2016

Maturity Date: 12/1/2021

Asset Management Update: This is a single-tenant 100% net leased asset. The investment has been amortizing as agreed and over 65% of the principal is paid off. As of July 2020, the tenant is current on its rent.

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 6/30/20): $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Investment Type: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2020

Asset Management Update: The property is 99% occupied as of June 2020. As of July 2020, the tenants are current on their rent.

6

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 6/30/20): $1,125,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Investment Type: Mezzanine Loan

Date Added to REIT: 6/12/2017

Maturity Date: 5/5/2021

Asset Management Update: The property is 100% occupied as of June 2020. During the second quarter of 2020, the sponsor of the transaction executed a three-year extension of the lease with T-Mobile and a five-year extension of the lease with Ross. On June 25, 2020, we executed a one-year extension of the Mezzanine Loan, which extension has a maturity date of May 5, 2021 and a fixed interest rate of 11.75%. The borrower in connection with this financing contributed an additional $125,555 into an interest reserve held by our servicer. The senior lender on the Property also extended its loan by one year with a maturity date of June 5, 2021. As of July 2020, the tenants are current on their rent.

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 6/30/20): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 95% occupied as of June 2020, and the borrower is current on its interest payments as of June 2020. This portfolio remains on our “watch list.” 16 tenants have requested rent relief, and the general partner has executed rent deferral agreements with 10 tenants.

7

PORTLAND OFFICE

Location: Portland, OR

Property Type: Office

Total Investment: $3,950,000

Outstanding Balance (as of 6/30/20): $3,950,000

Purpose of Investment: Acquire the property and execute on capital expenditures to make the property rent ready for the new tenant, American Medical Concepts.

Investment Type: Senior Loan

Date Added to REIT: 11/27/2018

Maturity Date: 12/1/2021

Asset Management Update: The borrower completed the planned tenant improvements and capital improvements in Q1 2020. As of April 11, 2020, the senior loan is in technical default, but, as the senior lender on this property, we believe we are well protected by equity in the asset. The property is currently under contract for sale, and we are simultaneously working on a loan modification with the borrower to bring the loan current. Based on the contract purchase price, we remain comfortable with our loan-to-value on this transaction and do not expect any loss.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 6/30/20): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date: N/A

Asset Management Update: The property is 94% occupied as of June 2020. Exterior capital items are over 75% complete, and the property is now amenitized with new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. In April, we were performing unit renovations at a slower pace to manage occupancy during the COVID-19 pandemic. Because we have achieved both high occupancy and units being leased above pro forma, we have picked up unit renovations. As of June 2020, 110 of the 240 units have been renovated since acquisition. Of those 110 units, 105 have been leased at an average premium of $65/month over prior rents and within 1% of projected rents, and unit renovation costs have been within budget. As of July 2020, 93% of rents have been collected.

8

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,177,966

Outstanding Balance (as of 6/30/20): $9,177,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 10/9/2019

Maturity Date: N/A

Asset Management Update: The property is 85% occupied as of June 2020. Exterior capital items completed include signage, landscaping and leasing office. In April, certain non-essential capital improvements were temporarily paused; however, we have resumed these items due to leasing success on renovated units. As of June 2020, 28 of the 114 free market units have been renovated and leased since acquisition. Those 28 units have been leased at an average premium of $255/month over prior rents and 13% above projected rents, and unit renovation costs have been within budget. As of June 2020, 95% of rents have been collected.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 6/30/20): $7,000,000

Purpose of Investment: Perform capital improvements and implement a mark-to-market and lease-up strategy.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/5/2019

Maturity Date: N/A

Asset Management Update: The portfolio is 90% occupied as of June 2020. As of July 2020, 98% of rents were collected. The company executed lease renewals with two tenants totaling 7,793 SF representing 3% of portfolio square footage.

9

POHLIG BOX FACTORY & SUPERIOR WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Total Investment: $17,073,848

Outstanding Balance (as of 6/30/20): $17,073,848

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 2/19/2020

Maturity Date: N/A

Asset Management Update: The portfolio was acquired in February 2020, and it is 88% occupied as of June 2020. At the Pohlig Box Factory asset, we are performing regular unit turns. At the Superior Warehouse asset, we are performing full unit renovations, and as of June 2020, one unit was renovated and leased slightly above pro forma. We have resumed certain capital projects, and the roofs, courtyard, hallways and lobby renovations are in progress. As of July 2020, 97% of rents have been collected.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Total Investment: $2,926,477

Outstanding Balance (as of 6/30/20): $2,926,477

Purpose of Investment: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/26/2020

Maturity Date: N/A

Asset Management Update: The property was acquired in June 2020. As of June 2020, the property is 100% occupied by a credit tenant, Covenant Health System. As of July 2020, the tenant is current on its rent.

10

NV ENERGY NNN

Location: Las Vegas, NV

Property Type: Office

Total Investment: $6,000,000

Outstanding Balance (as of 7/31/20): $6,000,000

Purpose of Investment: Acquire a property that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Date Added to REIT: 7/9/2020

Maturity Date: N/A

Asset Management Update: The property was acquired in July 2020. As of July 2020, the property is 100% leased to Nevada Power Company, a subsidiary of NV Energy, and the parent company uses the property as its headquarters. As of July 2020, the tenant is current on its rent.

11

PAYOFFS

AMERIGROUP CORP HQ

Location: Virginia Beach, VA

Property Type: Office

Total Investment: $1,700,000

Purpose of Investment: The borrower used the proceeds of the investment to acquire the property.

Investment Type: Preferred Equity

Date Added to REIT: 5/21/2018

Payoff Date: 6/9/2020

Asset Management Update: The borrower completed the business plan as the tenant exercised its renewal option, and the borrower subsequently refinanced the property. The proceeds were used to pay off our preferred equity investment in full.

2395 29TH AVE

Location: San Francisco, CA

Property Type: Multifamily

Total Investment: $4,750,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund renovations.

Investment Type: Bridge Loan

Date Added to REIT: 2/16/2018

Payoff Date: 7/29/2020

Asset Management Update: The borrower completed the business plan by converting the garages to Accessory Dwelling Units (ADUs), and the borrower subsequently refinanced the property. The proceeds were used to pay off our bridge loan investment in full.

12

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I. We have now provided 45 consecutive months of distributions, totaling over $11.1MM. To date, over 5,500 investors have invested, and MogulREIT I holds investments in over $215 million of real estate. We are also happy to share that over 63% of investors have enrolled in the distribution reinvestment plan, allowing their distributions the potential to compound over time.

Regarding the makeup of the portfolio, MogulREIT I has 11 investments, including six joint venture equity investments and five debt or debt-like investments, with the underlying real estate spread across 7 states. Of the 22 debt or debt-like investments that we have originated, 17 have paid off in full. Moreover, five loans have paid off since the COVID-19 pandemic, including two office assets and two retail assets. We have structured our current portfolio with significant multifamily and NNN office concentrations, which we believe are economically resilient asset types, especially given the current economic climate.

MACRO OVERVIEW

On the heels of the longest period of expansion in U.S. history, Q2 2020 reflected the impact of the COVID-19 pandemic on the U.S. economy as it suffered its largest quarterly GDP decline in history. During that time, the U.S. underwent an almost complete shutdown of the economy, with most states prohibiting non-essential services, leading to a 25% drop in consumer spending per the U.S. Commerce Department Bureau of Economic Analysis (“BEA”). While some of industries may bounce back quickly, a report by McKinsey & Company suggests it may take up to five years for certain industries to rebound to 2019-level GDP contributions. Those industries include arts, entertainment and recreation, accommodation and food services, educational services, transportation services and manufacturing. Given what we know, we are inclined to agree with Joe Zidle at Blackstone who sees a “‘square root’ recovery, characterized by 1) the initial sharp drop that we have already experienced; 2) a sharp, but smaller, bounce back to a lower level; and 3) a long, flat recovery.” We are incorporating this outlook in our strategic thinking as we underwrite new investments.

While containment of the COVID-19 pandemic has varied throughout the country, the federal government has intervened with upwards of $3 trillion to try to relieve downward economic pressure caused by COVID-19. A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion CARES Act increases GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030. Based on the stimulus plans already enacted, we do not believe that the U.S. government will allow the country to sink into a depression.

As it stands now, we remain, like many, in the discovery stage, gathering data as it becomes available to guide our portfolio composition and strategy. We are closely monitoring the impact of the COVID-19 pandemic on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or economic slowdown, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

13

GDP GROWTH

As of June 2020, the Federal Reserve forecasts a GDP decline of 6.5% for the year 2020, which was the median of individual projections from Federal Reserve participants that ranged from negative 10.0 to negative 4.2 percent. The wide range may reflect differing opinions on recovery and uncertainty regarding COVID-19. In Q2 2020, the U.S. economy shrank by 32.9% quarter over quarter at a seasonally adjusted annual rate compared to a 5.0% decrease in Q1 2020 per the BEA. While the aforementioned Blackstone projection reflected a “square root” recovery, J.P. Morgan is now predicting a U-shaped recession, with a fall, stall and surge, while Wells Fargo is anticipating a V-shaped recession, citing the Fed’s targeted economic policies as a catalyst for a recovery.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has since dropped to 10.2% as of July 2020. The Federal Reserve forecasts an unemployment rate of 9.3% for year-end 2020.

14

IMPACT OF MONETARY POLICY

As a result of COVID-19, the Fed took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. Based on commentary from the Federal Reserve, they plan to maintain a low interest rate environment in the near to intermediate term future.

During this time, Congress also passed the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals. It remains to be seen if these measures will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

15

INVESTMENT STRATEGY

With the decline in interest rates throughout the second half of 2019 and continuing into 2020, our outlook for high-yielding debt investments softened. Since that time, we have wound down the majority of our investments from this strategy, instead focusing on joint venture equity investments which we believe have a better risk-adjusted return in today’s economic climate. While we are not opposed to originating fixed income investments as the asset class does meet our income-focused strategy, a low interest rate environment will likely result in new fixed income investments not meeting our distribution target. Although we may choose to do so in the future, to date, we have strategically chosen not to encumber the REIT with portfolio-level debt, which many mortgage REITs use to boost returns. On the flip side, historically low-priced debt via a low interest rate environment may favor equity investment and ownership of property. One of the benefits of a hybrid REIT that invests in fixed income as well as joint venture equity is the flexibility to adapt freely to changing economic climates. Given that we are decreasing allocation to our fixed income program as a result of the low interest rate environment, I wanted to look back at our historical fixed income investments.

To date, our debt strategy consisted of 22 originated loans, subordinated loans and preferred equity investments totaling approximately $55.8 million with a weighted average coupon of approximately 11.2% at origination. 17 of these investments have paid off to date, totaling approximately $44 million. Since the beginning of the year, we had seven investments pay off, including three retail properties, an asset class susceptible to economic issues related to COVID, and one multifamily investment.

We have five remaining debt or debt-like investments on our books – four of which are set to mature within the next year and a half, and one of which, Texas Retail Portfolio, has a longer remaining duration. One of the four fixed income investments that is set to mature in December 2021, Portland Office, is in technical default, but, as the senior lender on this property, we believe we are well protected by equity in the asset. The property is currently under contract for sale, and we simultaneously continue to work on a loan modification with the borrower. While we have moved this investment to the watch-list, based on the contract purchase price, we remain comfortable with our loan-to-value on this transaction and do not expect any loss. Regarding the Texas Retail Portfolio, to date, the general partner has made all payments due to us in full and on time; however, some of the underlying tenants at the retail properties are struggling to continue to pay rent as a result of COVID-19 and certain tenants have ceased paying rent. The general partner has executed rent deferral agreements with 10 tenants and is working on rent deferral agreements with 6 others. We are monitoring the situation closely and do not expect any loss on our position at this time.

As we look forward, we are cautiously optimistic about our joint venture equity strategy, and we will seek to take advantage of our ample cash position and low interest rate environment. We have now made six such investments – La Privada Apartments in El Paso, TX, The Hamptons Apartments in Virginia Beach, VA, Columbus Office Portfolio in Columbus, OH, Pohlig Box Factory & Superior Warehouse in Richmond, VA, Lubbock Medical Office in Lubbock, TX and NV Energy NNN in Las Vegas, NV. These investments are similar in that we expect them to maintain higher cash flow throughout the hold period, while potentially mitigating risk due to the strength of tenants in our office assets and large number of individual tenants at each multifamily property.

Our two newest investments in Lubbock and Las Vegas represent a strategy we had previously employed as a debt investor that we are now using on the joint venture equity side: investing in triple-net office deals with high quality tenancy. From 2016 to 2018, we originated four preferred equity investments in which the tenant under lease at the property was either a credit tenant or had a credit parent company and had signed a long-term triple-net lease. Lubbock Medical Office is an office building net-leased by a single-tenant, Covenant Health System, whose parent company is Providence St. Joseph Health which has a Moody’s Aa3 rating. Similarly, NV Energy NNN is an office building net-leased by a single tenant, Nevada Power Company, whose parent NV Energy is an established utility and credit tenant that was founded in 1906 and is now owned by Warren Buffett’s Berkshire Hathaway, which itself has a strong credit rating (Moody’s Aa2). With these investments, we underwrite both the property as well as the underlying tenant to ensure that the tenants can uphold their lease obligations. Given the disruption created by COVID, we are focusing more on triple-net investments with high quality-tenancy that we believe are well poised to weather the storm.

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Lastly, we continue to underwrite and pursue multifamily assets, the sector that has been the bread-and-butter of our Manager’s parent, RealtyMogul Co., for the last seven years and RealtyMogul Co. and its affiliates have thus far invested in over 16,000 apartment units. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. We believe this downturn will allow us to acquire and invest in quality assets in quality markets – if we have the stomach and patience, which decades of combined experience in real estate among our team has taught us that we do. While we will take advantage of the low interest rate environment when we place debt on the property, our underwriting guidelines mandate that the property must also stand on its own. We had communicated our general underwriting standards in last quarter’s letter, and they remain the same as of now. We are underwriting cautious business plans in Year 1, with potential changes including removing unit renovations, increasing bad debt and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

As we look forward for MogulREIT I, we intend to continue the strategy of seeking optimal risk-adjusted returns. We plan to acquire joint venture equity investments located in resilient secondary and tertiary markets; and we will also continue to seek fixed income investments to the extent the risk profiles meet our investment criteria. We want MogulREIT I to be well-positioned to spend the next 5 to 10 years generating income and holding and growing assets. Our goal is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase, and return investors’ capital contribution. We have positioned MogulREIT I to be an income-focused REIT, and this strategy continues to support that positioning.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 8/3/2020)* $9.59	NAV PER SHARE (AS OF 6/30/20) $9.59

* Effective April 30, 2020, the offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On August 3, 2020 we announced that our NAV per share is $9.59, as of June 30, 2020. Accordingly, effective August 3, 2020, the offering price per share is $9.59. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

The net asset value (“NAV”) per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q1 2020 Investor Letter

Q4 2019 Investor Letter

Q3 2019 Investor Letter

Q2 2019 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Chief Financial Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	August 19, 2020

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